CANAM INVESTOR SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2025

CANAM INVESTOR SERVICES, LLC

FOR THE YEAR ENDED DECEMBER 31, 2025

<u>TABLE OF CONTENTS</u>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68904

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/25__ AND ENDING __12/31/25__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __CanAm Investor Services, LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__48 Wall Street, 24th Floor__

(No. and Street)

__New York__   __New York__   __10005__

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Peter Calabrese__   __646-825-8706__   __pcalabrese@canaminvestor.com__

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__YSL & Associates__

(Name – if individual, state last, first, and middle name)

__11 Broadway__   __New York__   __NY__   __100404__

(Address)   (City)   (State)   (Zip Code)

__06/06/2006__   __2699__

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Calabrese _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CanAm Investor Services, LLC _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Executive Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
CanAm Investor Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CanAm Investor Services, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as CanAm Investor Services, LLC's auditor since 2023.

New York, NY

February 25, 2026

3

CANAM INVESTOR SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION

December 31, 2025

Assets

Cash in bank	$	164,029
Cash - Money market funds		2,586,400
Cash and cash equivalents		2,750,429
Accounts receivable - Related parties, net of allowance		4,344,975
Prepaid expenses and other assets		47,480
Prepaid taxes		263,925
Total Assets	$	7,406,809

Liabilities and Member's Equity

Liabilities		
Commission payable	$	1,893,158
Accrued expenses and other liabilities		81,362
Total Liabilities		1,974,520
Member's Equity		5,432,289
Total Liabilities and Member's Equity	$	7,406,809

The accompanying notes are an integral part of the financial statement.

4

CANAM INVESTOR SERVICES, LLC
NOTES TO FINANCIAL STATEMENT
December 31, 2025

Note 1 – Organization and Nature of Business

CanAm Investor Services, LLC (the "Company") was organized in the state of Delaware on June 6, 2011. The Company is 100% owned by CanAm BD Holdings, LLC the Parent. The Company was organized as a single member LLC principally to engage in private placement activity (Reg D) and is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority (FINRA) effective October 25, 2012.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP")

Cash and Cash Equivalents

Cash consists of deposits with banks and a money market mutual fund. For purposes of the statement of cash flows, the Company considers as short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Concentration Credit Risk

The Company maintains a checking account and a brokerage account at one financial institution, which at times exceed federally insured limits. Management has not experienced any losses in such accounts. The checking account balance is insured by the Federal Deposit Corporation (FDIC) up to $250,000 per depositor. The brokerage account balance is insured by Securities Investor Protection Corporation (SIPC) up to a maximum of $500,000. At December 31, 2025, amounts in the brokerage account were in excess of SIPC insured limits by $2,086,400. Management evaluates and believes the Company is not exposed to any significant credit risk on cash and cash equivalents.

Note 2 - Summary of Significant Accounting Policies (Continued)

Income Taxes

Effective January 1, 2025, the Company adopted Accounting Standards Update (ASU) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 requires enhanced disclosures regarding income taxes, including disaggregated information about income (or loss) from continuing operations before income tax expense (or benefit) by domestic and foreign sources, and income tax expense (or benefit) by federal, state, and foreign jurisdictions. The ASU also requires a more detailed reconciliation of the statutory federal income tax rate to the effective tax rate, with reconciling items presented in specified categories and additional qualitative information for significant items. Further, the ASU requires disclosure of income taxes paid (net of refunds received) disaggregated by jurisdiction. The Company adopted the standard as required for its fiscal year beginning January 1, 2025. The adoption of ASU 2023-09 did not have a material impact on the Company's financial position or results of operations, or income tax disclosures

The Company is a single member limited liability company and will be treated as a disregarded entity for tax purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal, state and local income tax purposes.

At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Summary of Significant Accounting Policies (Continued)

Allowance for Credit Losses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC Topic 326"). ASC Topic 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company identified fees receivable carried at amortized cost as impacted by the new guidance. ASC Topic 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective. The Company believes there is no impact to opening member's equity upon adoption of ASC Topic 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivable is not significant until they are 180 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management has recorded an allowance of $2,199,560 as of December 31, 2025 on the accounts receivable, from nine related parties.

Accounts Receivable and Contract Balances

Accounts receivables include annual fees due from clients. Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e. unbilled receivable) and are derecognized when either it becomes a receivable, or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. The Company did not have any contract assets or liabilities at January 1, 2025 or December 31, 2025.

Note 3 - Commitments

The Company subleases office space under an Expense Sharing Agreement with an affiliated company on a monthly basis.

Note 4 - Net Capital Requirement

The Company, as a member of the FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company's net capital was $724,181, which was $592,546 in excess of its minimum requirement of $131,635. The Company's aggregate indebtedness to net capital ratio was 2.7 to 1.

The Company has no obligations under SEC Rule 15c3-3 pursuant to Footnote 74 of the SEC Release No. 34-70073.

Note 5 - Fair Value Measurements

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Note 5 - Fair Value Measurements (Continued)

   Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

   Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The money market fund is actively traded on an exchange and is valued using quoted market prices (Level 1 inputs).

At December 31, 2025, the Company's fair value hierarchy consisted of Level 1 inputs of cash equivalents, money market fund, in the amount of $2,586,400.

Note 6 –Related Parties' Transactions

Accounts receivable, net balance from twenty nine affiliated partnerships were $4,895,681 at the beginning of January 1, 2025 and was at $4,344,975 at December 31, 2025. The Company maintains an Expense Sharing Agreement ("ESA") with its affiliate, whereby the affiliate provides office and administrative services, personnel and professional services to the Company.

Note 7 – Single Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of engaging in private placement activity. The Company has identified Peter Calabrese as the chief operating decision makers ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Schedule I), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 8 – Subsequent Events

The Company evaluated events occurring between the end of its fiscal year, December 31, 2025, through the date the statement of financial condition was issued. There have been no subsequent events requiring recognition or disclosure in the statement of financial condition and related notes.